December 8, 2009
Mr. Stephen Krikorian
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Via EDGAR and United Parcel Service.

RE:	MoneyGram International, Inc. Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the quarterly period ended September 30, 2009 File No. 001-31950
Dear Mr. Krikorian:
We are in receipt of the comment letter dated December 2, 2009 from the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings. Enclosed please find the responses of MoneyGram International, Inc. (the “Company”). For ease of review, the Company has set forth each of the numbered comments of your letter, followed by the Company’s responses.
Form 10-K for the fiscal year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies — Goodwill, page 67
Comment No. 1: Tell us whether any of your reporting units are at risk of failing step one of the goodwill impairment test (e.g., if it has a fair value that is not substantially in excess of carrying value). If so, tell us what consideration you gave to providing the following disclosures for such reporting unit(s):
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response to Comment No. 1: As of December 31, 2008, the Company’s goodwill was assigned to the following reporting units (amounts in thousands):

		% of Total
Money transfer	$423,618	98%
FSMC	5,056	1%
Money order	5,663	1%

Total goodwill	$434,337

Based on our assessment, the money transfer reporting unit was not at risk of failing step one as the fair value of the reporting unit was substantially in excess of its carrying value. The Company used both the income approach and market approach in estimating fair value, with the resulting fair value estimate exceeding carrying value by 65 percent and 42 percent, respectively.

Based on our assessment, the goodwill assigned to the FSMC reporting unit was not at risk of impairment. The income approach to estimating fair value yielded an 11 percent premium over carrying value, which could indicate a risk of failing step one. However, the market approach fully supported the carrying value of the goodwill. At December 31, 2008, the Company was beginning to actively consider selling the FSMC business and had had discussions with several parties who had expressed interest in acquiring FSMC. The preliminary valuations indicated by the interested parties were used in the market test. The results of the market approach, combined with the 11 percent premium from the income approach, led the Company to conclude that sensitivity discussion regarding the FSMC goodwill was not meaningful. The Company received approval for and completed a sale of the FSMC business in the third quarter of 2009, recognizing an immaterial loss of $0.6 million.
Based on our assessment, the money order reporting unit was at risk of failing step one. In assessing the need for sensitivity disclosures regarding the money order reporting unit, we considered the following items:
•	The quantitative impact of a potential full impairment of the $5.7 million of money order goodwill was less than 2 percent of our $337.2 million loss before taxes and $4.19 loss per share in 2008, and less than 1 percent of our accumulated deficit. In addition, any potential impairment would not have impacted earnings or other trends.

•	The Company has not historically discussed money order operating income or margin.

•	The Company believed any potential impairment would be immaterial to analyst expectations and views of the Company’s prospects. Our analysts do not appear to attribute much of the Company’s future prospects to the money order business, as evidenced by the limited discussion in analyst reports and lack of related questions on earnings calls. Goodwill impairment charges are excluded from the Adjusted EBITDA measure the Company, its creditors and its analysts use to assess the performance and cash flow of the business. Accordingly, the Company did not believe our investors, creditors and analysts would have a reaction to a potential impairment charge for money order. The Company continues to believe that any potential impairment of the goodwill assigned to money order would be immaterial to our investors, creditors and analysts.

•	Any goodwill impairments would not impact our debt compliance as goodwill impairment charges are excluded in debt covenant and related calculations, nor would it impact any other contractual requirements.

•	An impairment of the goodwill assigned to the money order reporting unit would not put our regulatory compliance at risk as it did not affect our permissible investments calculation and had an immaterial impact on our tangible and intangible net worth.

•	Management compensation was not impacted. Incentive compensation was measured on three targets: net revenue, adjusted EBITDA and capital expenditures. While EBITDA would be impacted by an impairment charge, goodwill impairments are one of the items excluded in the adjusted EBITDA metric.
Based on these factors, the Company decided that a sensitivity analysis or other detailed discussion related to the money order goodwill assessment was not material to the Company’s financial statements. The Company did make the following disclosure on page 47 of our Annual Report on Form 10-K under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Outlook for 2009” regarding the potential for impairment of the goodwill assigned to the money order product:
“For our U.S-based retail money order business, we expect the decline in overall paper-based transactions to continue in 2009. The Company has $5.7 million of goodwill allocated to its retail money order business. In completing our assessment of goodwill during the fourth quarter of 2008, we concluded that this goodwill was not impaired based on our estimates for 2009. If actual operating results in 2009 are worse than these estimates, we may need to recognize an impairment of the goodwill assigned to this business.”

In the second quarter of 2009, the Company decided to discontinue certain products which comprised $3.2 million of the total $5.7 million of goodwill assigned to the money order reporting unit. As disclosed in our Quarterly Reports on Form 10-Q for the second and third quarters of 2009, the Company wrote-off the $3.2 million of goodwill which was directly attributed to this separately identifiable business as a result of this decision. For the reasons listed above, the impairment charge was not material to the Company’s financial statements and there was no visible reaction by the market or our analysts. The Company is in the process of performing its annual impairment assessment and, based on preliminary results, anticipates that the remaining $2.5 million of goodwill assigned to the money order reporting unit will be impaired in the fourth quarter of 2009.
Item 8. Financial Statements and Supplementary Data Notes to Consolidated Financial Statements - Note 5 — Fair Value Measurement, page F-23
Comment No. 2: Your disclosure on page F-24 indicates that you classify cash equivalents within Level 1 in the SFAS No. 157 fair value hierarchy because the estimated fair values approximate their carrying values. Tell us how your basis for the hierarchy classification for each type of instrument included within cash equivalents adheres to the guidance in paragraph 24 of SFAS No. 157.
Response to Comment No. 2: As disclosed in Note 6 — Investment Portfolio on page F-26 of our Annual Report on Form 10-K, our cash equivalents as of December 31, 2008 were comprised of time deposits with an original maturity of six weeks or less and money market securities. The Company accounts for its time deposits and money market securities at cost, and determined that such assets are not remeasured at fair value on a recurring basis. Accordingly, the Company’s cash equivalents do not fall under the guidance of SFAS No. 157. Given the short duration of the time deposits, the U.S. government agency collateral of our money market securities and the soundness of the issuing financial institution, the carrying value of our cash equivalents approximates their fair values.
As the cash equivalents were properly stated at cost, there is no impact to the financial statements. In addition, including or excluding our cash equivalents in the fair value disclosures would not impact the assessment that cash equivalents pose a minimal risk of loss to the income statement. Accordingly, the Company will remove cash equivalents from the fair value disclosure effective with our Annual Report on Form 10-K for the year ending December 31, 2009.
Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on April 17, 2009)
General
Comment No. 3: You indicate that the information called for by Item 407(e)(4) of Regulation S-K is incorporated by reference to a section in your proxy statement entitled “Compensation Committee Interlocks.” We are unable, however, to locate in your definitive proxy statement a section with this title. Please advise, and ensure that future filings include the complete disclosure called for by Item 407(e)(4) under the appropriate caption.
Response to Comment No. 3: As a controlled company under the rules of the New York Stock Exchange, we are not required to have, and as a result do not have, an independent compensation committee. Consequently, we did not provide the information called for by Item 407(e)(4) as we do not have any compensation committee interlocks or insider participation called for by this disclosure.
In future filings, we will include the caption “Compensation Committee Interlocks” and an explanation that the Company does not have any interlocks for the reasons stated above.

Compensation Discussion and Analysis — Competitive Benchmarking, page 37
Comment No. 4: You indicate that you use broad-based executive compensation surveys for benchmarking purposes. Please identify the surveys used as well as the component companies included in the surveys, if known. See Item 402(b)(2)(xiv) of Regulation S-K. We note in this regard that you have identified the companies in the 2008 compensation peer group used for benchmarking purposes.
Response to Comment No. 4: As discussed in our Proxy Statement filed April 17, 2009, our benchmarking analysis for fiscal 2008 executive compensation involved reviewing data from two sources: (1) our custom peer group and (2) broad-based executive compensation surveys.
Our benchmarking analysis was primarily focused on our custom peer group. Although we did utilize the broad-based surveys, they were primarily used as a secondary comparison tool to ensure that the compensation values determined using the custom peer group were consistent with similar positions over a broader base of companies. Due to their limited role as a secondary comparison tool, we determined that the names of the surveys used were immaterial.
The following broad-based executive compensation surveys were used for fiscal 2008:
•	Hewitt, Total Compensation Measurement, General Industry/Retail Total Compensation by Industry: Executive — Volume’s I & II 2007, which contains data from 428 companies;

•	Mercer, 2007 US Mercer Benchmark Database — Executive Positions, which contains data from 2,486 organizations;

•	Towers Perrin, U.S. Compensation Data Bank General Industry Executive Database — 2007 Descriptive Statistics Report, which contains data from over 800 organizations; and

•	Watson Wyatt, 2007/2008 Survey Report on Top Management Compensation, which contains data from 1,375 organizations.
As further confirmation of our belief that the use of broad-based surveys was immaterial to our benchmarking process, we relied solely on data from our custom peer group for benchmarking compensation for fiscal 2009.
In future filings, we will identify the surveys used for benchmarking purposes, if any, as well as the component companies included, if known.
Comment No. 5: Your disclosure indicates that you engage in benchmarking of certain material elements of executive compensation relative to market data from the compensation peer group companies and broad-based surveys. For each material element of compensation that you benchmark, please ensure that you clearly identify the benchmark and disclose where actual payments fell in comparison to the targeted benchmark. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K. For example, we note the following:
•	You disclose beginning on page 37 that prior to 2008 the committee targeted base salary for the company’s named executive officers at the median (50th percentile) of the compensation peer group and surveys, and that salary increases for certain named executive officers in 2008 were based in part on “competitive compensation market data.” As it appears you engaged in benchmarking of base salaries for 2008, please state where you targeted base salaries relative to the market data for 2008 and where actual base salaries for your named executive officers fell relative to the targeted percentile.

•	You state on page 38 that the committee reviewed the target amounts payable to your named executive officers under your annual cash incentive plan “to ensure market competitiveness” of your executive compensation program, and accordingly increased the incentive targets for three executives. If applicable, please state where you targeted cash incentive opportunities and where actual cash incentive payments fell relative to the targeted percentile.
Alternatively, if the committee does not engage in benchmarking with respect to these elements of compensation, please clarify the manner in which it utilizes the market data from the compensation peer group companies and broad-based surveys in determining base salaries and incentive awards.
Response to Comment No. 5: For fiscal 2008, the Human Resources Committee of our Board of Directors (the “Committee”) set base pay and targeted annual cash incentive payments for our named executive officers at the median (50th percentile) of the compensation peer group and surveys. In addition, the Committee determined that no long-term compensation would be granted for fiscal 2008.
The table below sets forth the name and position, as of the date of filing, of each named executive officer included in the Proxy Statement filed on April 17, 2009 (the “NEOs”), as well as the percentile at which base pay was set and annual cash incentive payments were targeted for fiscal 2008:

Targeted Annual
	Targeted	Cash Incentive
Name and Position	Base Pay	Opportunity
Anthony P. Ryan, President and CEO	50th	50th
David J. Parrin, Former Executive VP and CFO	50th	50th
Teresa H. Johnson, Executive VP, General Counsel and Corporate Secretary	50th	50th
Daniel J. O’Malley, Senior VP, Global Payment Systems/President Americas	50th	50th
Mary A. Dutra, Executive VP, Global Payment Processing and Settlement	50th	50th
Philip W. Milne, Former President, CEO and Chairman of the Board	50th	50th
Thomas E. Haider, Former Senior VP and Chief Compliance Officer	50th	75th
The actual base pay for the NEOs varied from target as follows: Mr. Ryan, Mr. Parrin and Ms. Johnson fell below the 50th percentile; Mr. O’Malley fell in the middle of the range between the 50th and 75th percentiles; Ms. Dutra fell in the low end of the range between the 50th and 75th percentiles; and Mr. Haider fell in the middle of the range between the 50th and 75th percentiles.
Mr. O’Malley’s actual base pay exceeded the 50th percentile as a result of the scope and scale of his role, and the magnitude of experience in our industry. Ms. Dutra’s actual base pay exceeded the 50th percentile as a result of her specialized industry expertise, years of service and institutional operations knowledge. Mr. Haider’s actual base pay exceeded the 50th percentile as a result of his regulatory expertise, in particular his extensive wealth of anti-money laundering knowledge, his tenure with MoneyGram and individual contribution.
The Company did not include the above disclosure in the Proxy Statement filed April 17, 2009 due to a determination that the actual base pay for the NEOs did not materially differ from targeted base pay as the actual base pay for each NEO fell within an acceptable range of the 50th percentile. In addition, the Company stated on page 37 of the Proxy Statement filed April 17, 2009 that base pay for NEOs could vary “above or below the median depending on their individual performance and experience.” Additionally, the Company felt that disclosing target annual cash incentive opportunity as a percentage of base pay was a more informative method for the shareholders than providing the information as a percentile of benchmarked pay.

As disclosed on page 39 of our Proxy Statement filed April 17, 2009, “the 2008 level of achievement for the Named Executives was 160 percent of target based on achievement of the maximum levels of Adjusted EBITDA at $223.6 million and capital expenditure efficiency at $114.4 million, and achievement of net revenue below the threshold level.”
In future filings, we will clearly identify the benchmark and disclose where actual payments fell in comparison to the targeted benchmark for each material element of compensation for which we engage in benchmarking.
Annual Cash Incentive Plan — Performance Metrics and Results, page 38
Comment No. 6: You disclose that you rely in significant part on an “Adjusted EBITDA” metric as a target in determining incentive compensation for your named executive officers. Please disclose how this non-GAAP measure is calculated from your audited financial statements, identifying the adjustments “for certain items as approved by the Committee” to which your disclosure refers. See Instruction 5 to Item 402(b) of Regulation S-K.
Response to Comment No. 6: For the year ended December 31, 2008, the Adjusted EBITDA metric used for incentive compensation purposes is calculated from our audited financial statements as follows (amounts in thousands):

Net loss	$(261,385)
Income tax benefit	(75,806)
Interest expense	95,020
Depreciation and amortization	56,672

EBITDA	(185,499)

Net securities losses	340,688
Gain on security previously priced at zero	(10,456)
Goodwill impairment charge	8,809
Losses on interest rate swaps	29,716
Valuation loss on embedded derivatives	16,030
Severance and related costs	17,653
Transaction costs	7,733
Debt extinguishment loss	1,499
Other	(2,573)

Adjusted EBITDA	$223,600

This Adjusted EBITDA measure is substantially the same as disclosed in our fourth quarter 2008 earnings release, which was issued publicly and posted on our website. This earnings release contained a reconciliation and description of the adjustments. The primary difference relates to signing bonus amortization, with the remaining immaterial $2.6 million difference relating to individually insignificant items. Signing bonus amortization is included in the incentive compensation metric for 2009. As the metric used for incentive compensation is substantially the same as the Adjusted EBITDA metric discussed publicly for the full year of 2008, the Company will provide the reconciliation of the metric in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 74
Comment No. 7: We note that you have not filed all of the schedules and exhibits to the various credit agreements and note purchase agreements that have been incorporated by reference as exhibits to your Form 10-K. As examples only, you do not appear to have provided the commitment schedule, form of notes, and the form of inter-creditor agreement to the Second Amended and Restated Credit Agreement dated as of March 25, 2008, filed as Exhibit 10.33, nor do you appear to have provided the form of inter-creditor agreement to the Second Amended and Restated Note Purchase Agreement dated march 24, 2008, filed as Exhibit 10.48. Please file the missing schedules and exhibits, or explain why you are not required to do so pursuant to Item 601(b)(10)(k) of Regulation S-K.
Response to Comment No. 7: The schedules and exhibits indicated in Comment No. 7 relating to the Second Amended and Restated Credit Agreement dated as of March 25, 2008 were not filed by the Company due to the determination that they were immaterial to shareholders.
With regard to the Second Amended and Restated Note Purchase Agreement (the “Agreement”) dated March 24, 2008, Exhibit 10.48 was erroneously labeled as being filed pursuant to Item 601(b)(10). In actuality, that document should have been filed pursuant to Item 601(b)(2) as it was a part of the recapitalization transaction, or a reorganization of the Company. As a result, pursuant to Item 601(b)(2), the schedules and exhibits to the Agreement were not filed as they are not material to an investment decision and were not otherwise disclosed in the Agreement.
We will review and re-file each exhibit filed pursuant to Item 601(b)(10) to ensure that all schedules and exhibits are properly included with our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, including the schedules and exhibits the Staff has set forth in Comment No. 7. At that time, we will evaluate whether to seek confidential treatment for certain information within these material contracts pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and file the appropriate request, if necessary.
Form 10-Q for the Quarterly Period Ended September 30, 2009
Notes to Consolidated Financial Statements (Unaudited) — Note 5 — Investment Portfolio, page 12
Comment No. 8: We note your disclosure on page 22 that the adoption of the new guidance on other-than-temporary impairments had no material impact on your Consolidated Financial Statements. Tell us what consideration you gave to the additional presentation and disclosure requirements of this new guidance.
Response To Comment No. 8: The new guidance the Company was referring to is FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” Under paragraph 35 of the FSP, an entity is required to present total other-than-temporary impairments (“OTTI”) in its income statement, with an offset for the amount of OTTI that is recognized in other comprehensive income. Under paragraphs 20 and 28 of the FSP, an OTTI has occurred if an entity intends to sell a debt security in an unrealized loss position, and the full amount of the OTTI must be recognized in earnings. In 2009, all OTTI recognized by the Company is the result of our intent to sell our available-for-sale investments categorized as “other asset-backed securities.” Accordingly, no amounts of the OTTI are classified as other comprehensive income under the FSP and no offset in the income statement is needed. Our intent to sell these securities arose out of the recapitalization process initiated in December 2007 and was first disclosed in our Annual Report on Form 10-K for the year ended December 31, 2007. We continue to have the intent to sell these securities and have disclosed this intent in each Quarterly Report on Form 10-Q filed in 2008 and in the Annual Report on Form 10-K for the year ended December 31, 2008. In preparing our Quarterly Report on Form 10-Q filings for 2009, we removed disclosures relating to periods no longer presented, which inadvertently removed the disclosure of our intent to sell these securities and the resulting impact on our OTTI recognition. While our intent to sell these securities and the resulting impact on our income statement is widely known by our investors, creditors and analysts, we will include the disclosures in our Annual Report on Form 10-K for the year ending December 31, 2009.
Following are the factors considered in reaching our determination that no additional disclosures were needed as a result of the FSP:
•	While not meeting any of the entity types listed as a “financial institution,” the Company has consistently disclosed its investments utilizing the security types set forth for financial institutions in the FSP. In considering whether any of these security types should be further sub-divided, we considered the manner in which our management and creditors analyze our securities and whether a sub-category would yield significant differences in describing our process for estimating fair value or assessing OTTI. Given the immateriality of the “other asset-backed securities” to our investment portfolio in 2009 and the fact that our investors, creditors and analysts do not prescribe any value to these investments and disregard any related OTTI or realized gains (losses) in evaluating our operating results, we did not believe disclosing vintage or other collateral level information as we did in the past was meaningful in 2009. We have not received any requests for this level of information and we no longer use that information for internal management, monitoring or OTTI assessment. For our securities classified as “U.S. government agencies” and “Residential mortgage-backed securities — agencies,” we did not note a meaningful difference in the valuation or credit quality of these investments when assessed at the agency level, nor do our investors, creditors or analysts differentiate between the agencies issuing or collateralizing the securities in evaluating the portfolio.

•	The Company has consistently and voluntarily made the disclosures, by major security type, required by paragraphs 40 and 41 of the FSP on a quarterly basis.

•	As described above, all OTTI amounts were recognized in the income statement in 2009 as a result of our intent to sell, with no amounts recognized in other comprehensive income. In addition, any security held by the Company at April 1, 2009, the beginning of the period of adoption, for which an OTTI had been previously recognized had a stated intent to be sold by the Company. Accordingly, the Company did not have any disclosure requirements under paragraphs 42 and 43 of the FSP.
Form 8-K Filed October 30, 2009 — Exhibit 99.1
Comment No. 9: We believe the columnar format of your Consolidated Statements of (Loss) Income (as Adjusted), Global Funds Transfer Segment Results (as Adjusted), and Payment Systems Segment Results (as Adjusted) appearing in Exhibit 99.1 of your Form 8-K may create the unwarranted impression to investors that the non-GAAP financial statements have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to statements based on non-GAAP measures. Please remove those presentations, or explain to us in reasonable detail why retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting additional reconciliations for the individual non-GAAP measures discussed within the text of your earnings release (i.e., adjusted margin), provided each one complies with Item 10 of Regulation S-K, the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003 and SAB Topic 14G.
Response to Comment No. 9: We began providing the non-GAAP financial statements referenced in Comment No. 9 to provide clarity to our investors, creditors and analysts as to how the items detailed in our Adjusted EBITDA measure impacted our Consolidated Statements of (Loss) Income and our segment results. In addition, this non-GAAP view is consistent with that used by management and the Company’s Board of Directors to evaluate our core operating results. With the exception of Adjusted EBITDA, we typically discuss our operating results using GAAP measures. Accordingly, we will cease presenting Consolidated Statements of (Loss) Income (as Adjusted), Global Funds Transfer Segment Results (as Adjusted) and Payment Systems Segment Results (as Adjusted) in future earnings releases and related Current Reports on Form 8-K. Instead, we will provide reconciliations similar to that used for our Adjusted EBITDA measure for any individual non-GAAP measures we may discuss, provided they comply with the applicable guidance.
* * * * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact me by telephone at (952) 591-3820 or Jean Benson, Controller and Senior Vice President-Finance, at (952) 591-3250 with any further questions.

Sincerely,
By:	/s/ PAMELA H. PATSLEY
Pamela H. Patsley
Chairman and Chief Executive Officer